UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42728

Masonglory Limited

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 7, 2025, Masonglory Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with D. Boral Capital LLC, as representative of the underwriters listed on Schedule 1 to the Underwriting Agreement, relating to (i) the initial public offering, issuance, and sale by the Company (the “IPO”) of 1,500,000 ordinary shares (the “IPO Shares”), par value $0.0001 per share (the “Ordinary Shares”), and (ii) the resale (the “Resale”, together with the IPO, the “Offering”) by one existing shareholder of the Company of 1,000,000 Ordinary Shares (the “Resale Shares”).

The IPO Shares and the Resale Shares were offered pursuant to the registration statement on Form F-1 (File No. 333-283046), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 7, 2024, as amended, and declared effective by the SEC on June 30, 2025, and were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSGY” on July 8, 2025. On July 9, 2025, the Offering closed.

In connection with the Offering, the Company issued a press release on July 7, 2025, announcing the pricing of the Offering and a press release on July 9, 2024, announcing the closing of the Offering.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
1.1	Underwriting Agreement, dated July 7, 2025, by and between the Company and D. Boral Capital LLC

99.1	Press Release dated July 7, 2025, announcing the pricing of the Offering

99.2	Press Release dated July 9, 2025, announcing the closing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

By:	/s/ Tse Shing Fung
Name:	Tse Shing Fung
Title:	Chairman of the Board and Director

Date: July 9, 2025

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